UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 Or 15(d) of the Securities Exchange Act of 1934

May 30, 2007
Date of Report (Date of earliest event reported)

THE FAIRCHILD CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	**Commission File Number 1-6560**	**34-0728587**
(State of incorporation or organization)		(I.R.S. Employer Identification No.)

1750 Tysons Boulevard, Suite 1400, McLean, VA 22102
(Address of principal executive offices)

(703) 478-5800
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
_____

Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c))

FORWARD-LOOKING STATEMENTS:

Certain statements in this filing contain "forward -looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend estimates that may cause our actual future activities and results of operations to be materially different from those suggested or described in this financial discussion and analysis by management. These risks include: our ability to finance and successfully operate our retail businesses; our ability to accurately predict demand for our products; our ability to receive timely deliveries from vendors; our ability to raise cash to meet seasonal demands; our dependence on the retail and aerospace industries; our ability to maintain customer satisfaction and deliver products of quality; our ability to properly assess our competition; our ability to improve our operations to profitability status; our ability to liquidate non-core assets to meet cash needs; our ability to attract and retain highly qualified executive management; our ability to achieve and execute internal business plans; weather conditions in Europe during peak business season and on weekends; labor disputes; competition; foreign currency fluctuations; worldwide political instability and economic growth; military conflicts, including terrorist activities; infectious diseases; new legislation which may cause us to be required to fund our pension plan earlier than we had expected; and the impact of any economic downturns and inflation.

If one or more of these and other risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this filing, even if new information, future events or other circumstances have made them incorrect or misleading.

Item 5.02(e) Compensatory Arrangements of Certain Officers

On May 30, 2007, a subsidiary of The Fairchild Corporation, PoloExpress GmbH, entered into a restated and amended employment agreement with Mr. Klaus Esser, a named executive officer of The Fairchild Corporation. PoloExpress is a subsidiary of The Fairchild Corporation. It designs and sells motorcycle protective apparel, helmets and accessories. Mr. Esser is the Senior Operations Officer / President of PoloExpress.

The initial term of the agreement is 7 years, beginning on January 1, 2006, and ending on December 31, 2012. Unless either party elects otherwise no later than March 31, 2012, the agreement will automatically renew. After renewal, the agreement may be terminated by either party on twelve months notice for the end of a calendar quarter.

The agreement provides for an increase in base salary of 60,000 Euros to 300,000 Euros per year.

In addition, in fiscal years ending until September 30, 2008, if PoloExpress has an annual EBITDA of 5 Million Euros or more, Mr. Esser is entitled to a bonus for such year equal to 5% of the total EBITDA. In the fiscal year ending on September 30, 2009, if PoloExpress has an annual EBITDA of 6 Million Euros or more, the bonus amount shall be 6% of the total EBITDA. For the fiscal years ending after September 30, 2009, if PoloExpress has an annual EBITDA of 7 Million Euros or more, the bonus amount shall be 6% of the total EBITDA. The bonus for each year is paid in monthly installments. The actual bonus amount is determined at the end of each year, after EBITDA is confirmed. If the aggregate monthly installments paid by the Company to Mr. Esser are less than the bonus amount due for such year, a payment for such amount is made at year end by the Company to Mr. Esser. If the aggregate monthly installments paid by the Company to Mr. Esser are more than the bonus amount due for such year, a payment for such amount is made at year end by Mr. Esser to the Company.

Until December 31, 2008, following termination of the agreement, Mr. Esser agrees not to compete for a period of 24 months, provided that PoloExpress continues to compensate Mr. Esser during such period at the rate of fifty percent (50%) of his average compensation. (The average compensation is based on the last three years of employment, and includes base pay and bonuses.) Within twenty eight (28) days of the termination of the agreement, PoloExpress may elect not to enforce the two-year non-compete covenant, in which case Mr. Esser shall not compete for a one-year period as specified in Paragraph 75a of the German Commercial Code and PoloExpress will compensate Mr. Esser at the rate of 30,000 Euros per month during such period.

Starting January 1, 2009, following termination of the agreement, Mr. Esser agrees not to compete for a period of 24 months, provided that PoloExpress continues to compensate Mr. Esser during such period at the rate of fifty percent (50%) of his average compensation. (The average compensation is based on the last three years of employment, and includes base pay and bonuses.).

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits.

10.1   Employment Agreement dated May 30, 2007, between PoloExpress and Klaus Esser.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated June 5, 2007

THE FAIRCHILD CORPORATION

By: /s/ DONALD E. MILLER

Name: Donald E. Miller

Title: Executive Vice President,

Corporate Secretary and General Counsel